SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
- --           SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
             For the fiscal year ended December 31, 1995

                                  OR

- --           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.  [No Fee Required]
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
- -------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
- --------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)229-9000



Notices and Communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





Michael J. Holden                                   Jack H. Nusbaum
Executive Vice President & Chief                    Willkie Farr & Gallagher
Financial Officer & Treasurer                       One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
- -------------------------
TABLE OF CONTENTS
- ----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of December 31, 1995                                   4

      Statement of Net Assets Available for Benefits
             As of December 31, 1994                                   5

      Statements of Changes in Net Assets Available for
             Benefits for the Years Ended December 31, 1995
             and 1994                                                  6

      Notes to Financial Statements                                  7 - 11


SUPPLEMENTAL SCHEDULES:

      Item 27a - Schedule of Assets Held for Investment
             Purposes as of December 31, 1995                          12

      Item 27d - Schedule of Reportable Transactions for
             the Year Ended December 31, 1995                          13

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of:
(1) assets held for investment purposes as of December 31, 1995, and
(2) reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements.

The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
April 11, 1996

THE PEP BOYS SAVINGS PLAN
- --------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- ----------------------------------------------
                                                                          SUPPLEMENTAL INFORMATION

                                                                            INVESTMENT FUNDS

                                                              FIXED       INDEX       PEP BOYS
                                                              INCOME      EQUITY        STOCK    BALANCED        LOAN
                                                               FUND        FUND         FUND       FUND          FUND      TOTAL
                                                         -----------  ----------   -----------   --------   ---------   -----------
ASSETS
- -----------

INVESTMENTS:
    Fixed Income Fund                                    $20,205,695                                                    $20,205,695
    Index Equity Fund - Vanguard Index Trust                          $5,538,452                                          5,538,452
    The Pep Boys Stock Fund - at market
      (Cost $20,384,792 consisting of 667,423 shares)                              $17,102,717                           17,102,717
    Balanced Fund - State Street Seven Seas Series                                               $926,576                   926,576
    Loans to participants                                                                                  $3,325,700     3,325,700
                                                         -----------  ----------   -----------   --------  ----------   -----------
        Total investments                                 20,205,695   5,538,452    17,102,717    926,576   3,325,700    47,099,140


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Fixed Income Fund                                         36,842                                                         36,842
    Index Equity Fund                                                        175                                                175
    Balanced Fund                                                                                   3,299                     3,299

EMPLOYER AND PARTICIPANT RECEIVABLE:
    83,465 shares of The Pep Boys - Manny,
    Moe & Jack common stock, cost $2,164,321                                         2,138,791                            2,138,791
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $20,242,537  $5,538,627   $19,241,508   $929,875  $3,325,700   $49,278,247
                                                         ===========  ==========   ===========   ========  ==========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
- -------------------------------------------------

LIABILITIES:
    Employer loan                                        $ 2,402,412                                                    $ 2,402,412
    Other                                                     20,745  $   24,831   $     6,771   $    358                    52,705
                                                         -----------  ----------   -----------   --------               -----------
      Total liabilities                                    2,423,157      24,831         6,771        358                 2,455,117

NET ASSETS AVAILABLE FOR BENEFITS                         17,819,380   5,513,796    19,234,737    929,517  $3,325,700    46,823,130
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $20,242,537  $5,538,627   $19,241,508   $929,875  $3,325,700   $49,278,247
                                                         ===========  ==========   ===========   ========  ==========   ===========
See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
- ----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- ----------------------------------------------

                                                                        SUPPLEMENTAL INFORMATION
                                                                          INVESTMENT FUNDS

                                                               FIXED       INDEX      PEP BOYS
                                                              INCOME      EQUITY       STOCK     BALANCED        LOAN
                                                               FUND        FUND         FUND      FUND           FUND     TOTAL
                                                          ----------  ----------   -----------   --------     -------   -----------
ASSETS
- -----------

INVESTMENTS:
    Fixed Income Fund                                    $18,073,338                                                    $18,073,338
    Index Equity Fund - Vanguard Index Trust                          $3,438,364                                          3,438,364
    The Pep Boys Stock Fund - at market
      (Cost $14,974,244 consisting of 565,249 shares)                              $17,522,719                           17,522,719
    Balanced Fund - State Street Seven Seas Series                                               $359,722                   359,722
    Loans to participants                                                                                  $2,875,733     2,875,733
                                                         -----------  ----------   -----------   --------  ----------    ----------
      Total investments                                   18,073,338   3,438,364    17,522,719    359,722   2,875,733    42,269,876

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Fixed Income Fund                                         28,783                                                         28,783
    Index Equity Fund                                                        787                                                787
    Balanced Fund                                                                                  10,586                    10,586

EMPLOYER AND PARTICIPANT RECEIVABLE:
    26,008 shares of The Pep Boys - Manny,
    Moe & Jack common stock, cost $797,648                                             806,167                              806,167
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $18,102,121  $3,439,151   $18,328,886   $370,308  $2,875,733   $43,116,199
                                                         ===========  ==========   ===========   ========  ==========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
- -------------------------------------------------

LIABILITIES:
    Employer loan                                        $ 2,402,412                                                    $ 2,402,412
    Other                                                    137,253  $   34,664   $     1,735                              173,652
                                                         -----------  ----------   -----------                          -----------
    Total liabilities                                      2,539,665      34,664         1,735                            2,576,064

NET ASSETS AVAILABLE FOR BENEFITS                         15,562,456   3,404,487    18,327,151   $370,308  $2,875,733    40,540,135
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $18,102,121  $3,439,151   $18,328,886   $370,308  $2,875,733   $43,116,199
                                                         ===========  ==========   ===========   ========  ==========   ===========

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
- ----------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- ----------------------------------------------------------
                                                             SUPPLEMENTAL INFORMATION
                                                              INVESTMENT FUNDS
                                                            FIXED        INDEX      PEP BOYS
                                                           INCOME       EQUITY       STOCK       BALANCED    LOAN
                                                            FUND         FUND         FUND        FUND       FUND         TOTAL
                                                        ------------ -----------  ------------  --------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 JANUARY 1, 1994                                        $14,627,681  $2,832,115   $13,808,704   $ 80,120  $2,062,390   $33,411,010

    Dividend and interest income                          1,076,665     100,292        91,376                            1,268,333

    Interest on loans                                        85,218      19,126        48,543      2,871                   155,758
                                                        ------------ -----------  ------------  ---------              ------------
NET INVESTMENT INCOME                                     1,161,883     119,418       139,919      2,871                 1,424,091

NET REALIZED (LOSS)/GAIN ON SALE OF
    INVESTMENTS AND UNREALIZED (DEPRECIATION)/
    APPRECIATION OF INVESTMENTS                                         (60,556)    2,557,063      1,969                 2,498,476

CONTRIBUTIONS:
    Participants                                          2,832,074   1,075,938     2,225,155    317,319                 6,450,486
    The Pep Boys - Manny, Moe & Jack                         28,783                 2,478,856                            2,507,639

TERMINATIONS/HARDSHIP WITHDRAWALS                        (2,538,432)   (430,585)   (2,399,163)   (32,581)   (350,806)   (5,751,567)

LOANS:
    New loans                                            (1,135,989)   (256,331)     (785,351)   (19,893)  2,197,564
    Principal repayments                                    586,456     124,488       301,968     20,503  (1,033,415)
                                                        ------------ -----------   -----------  --------- -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1994                                    15,562,456   3,404,487    18,327,151    370,308   2,875,733    40,540,135

    Dividend and interest income                          1,138,193     128,381       113,954     30,529                 1,411,057
    Interest on loans                                       117,234      26,586        76,083      4,525                   224,428
                                                        ------------ -----------   -----------  ---------              ------------
NET INVESTMENT INCOME                                     1,255,427     154,967       190,037     35,054                 1,635,485

NET REALIZED GAIN/(LOSS) ON SALE OF
    INVESTMENTS AND UNREALIZED APPRECIATION/
    (DEPRECIATION) OF INVESTMENTS                                     1,275,864    (3,307,572)   116,339                (1,915,369)

CONTRIBUTIONS:
    Participants                                          3,353,989   1,201,923     2,931,029    517,146                 8,004,087
    The Pep Boys - Manny, Moe & Jack                         31,666                 3,057,577                            3,089,243

TERMINATIONS/HARDSHIP WITHDRAWALS                        (1,926,365)   (386,855)   (1,694,621)   (92,522)   (430,088)   (4,530,451)

LOANS:
    New loans                                            (1,081,307)   (268,736)     (659,106)   (43,028)  2,052,177
    Principal repayments                                    623,514     132,146       390,242     26,220  (1,172,122)
                                                        ------------ -----------  ------------  --------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1995                                   $17,819,380  $5,513,796   $19,234,737   $929,517  $3,325,700   $46,823,130
                                                        ============ ===========  ============  ========= ===========  ============
See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
- -------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     Investments in The Pep Boys - Manny, Moe & Jack common stock, Vanguard Index Trust and Balanced Fund are valued at the last reported sales price on the last business day of the period. Investments in Group Annuity Contracts are stated at cost plus accrued interest. (See Note 3.)

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The Pep Boys Savings Plan (the "Plan"), was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the require-ments of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan on any January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by employees and the Company. Employee contributions, made through salary reduction, may be any whole percentage from 1% to 12% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Effective January 1, 1993, Company contributions are deposited in The Pep Boys Stock Fund. Employees age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution deposited into the Fixed Income Fund.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year is made if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31. The Company's contributions are fully vested when made.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Priorities upon Termination
     ---------------------------

     In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter
     (February 28, 1996) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from Federal Taxation under Section 501(a) of the Code. The Plan has been amended in order to comply with the Tax Reform Act of 1986 and subsequent regulations. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

     Employee contributions to the Plan, up to $9,240 during 1994 and 1995, are not subject to income tax until their withdrawal from the Plan. For 1996, this limit increased to $9,500. Additionally, employees are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Administration
     --------------
     All costs associated with administering the Plan are borne by the Company.

     The Plan is administered by a Plan Committee of three employees of the Company.

     At December 31, 1995 the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer & Treasurer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary

     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."

3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Upon enrollment or re-enrollment, each participant shall direct that his/her contributions be invested in one or more of the following investment programs in increments of 10%.

          Fixed Income Fund
          -----------------

          The Fixed Income Fund has invested in several Group Annuity Contracts issued by insurance companies. The contracts seek to provide a fixed rate of interest for a specific period of time. These investments contractually stipulate a rate of return and do not guarantee a return of principal.

          On April 11, 1991, Executive Life Insurance Company of California ("Executive Life") was placed into conservatorship by the State of California at which time the Plan discontinued accruing interest on the investment. On May 22, 1991, the Company guaranteed the Executive Life portion of all participants' account balances as of March 31, 1991. Accordingly, no adjustment has been made to the carrying amount since that date. Under the terms of the Company's guarantee to the participants, proceeds received in excess of the Executive Life Group Annuity Contract will be allocated to the participants' account balances. The Plan had $2,402,412 invested with Executive Life on December 31, 1994 and December 31, 1995. (See
          Note 4).

          Effective July 1, 1992, participants' contributions to this fund are invested in a blended fund comprised of various Group Annuity Contracts. Each contract provides a fixed interest rate in effect until maturity. Individual participants receive a blended rate of interest based upon the overall rate of return.

          Balanced Fund
          -------------

          The Balanced Fund is managed by State Street Bank in Boston, Massachusetts, and invests 50% in stocks and 50% in bonds. State Street's Seven Seas S&P 500 Index Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The State Street Seven Seas Intermediate Fund Bond Market Fund is intended to perform similar to the Lehman Brothers Intermediate Bond Index.

          Index Equity Fund
          -----------------

          The Index Equity Fund has invested in the Vanguard Index Trust which seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate.

          The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.

          The Pep Boys Stock Fund
          -----------------------

          This fund is invested in the common stock of the The Pep Boys - Manny, Moe & Jack.

          The number of participants in each investment program at
          December 31, was as follows:
                                                                                        1995               1994
                                                                                        ----               ----

          Executive Life Insurance Company
            #CG01321A3A                                                                1,158              1,307
          Massachusetts Mutual Life Insurance
            Company GAC#6260                                                               0              1,797
          Continental Assurance Company
            #GP12674                                                                   2,102              2,435
          Blended Fund                                                                 5,770              5,307
          Balanced Fund                                                                1,243                761
          Index Equity Fund                                                            2,633              2,133
          The Pep Boys Stock Fund                                                      6,863              5,976

          The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

          Investments that represent 5% or more of the net assets available for benefits at December 31, 1995 and 1994 are as follows:

                                                                                     1995               1994
                                                                                     ----               ----
          FIXED INCOME FUND:

          Group Annuity Contracts:

            Principal Mutual Life Insurance
              Company #4-8601                                                    $ 2,768,485        $ 2,616,426
            Provident Life and Accident
              Insurance Company #627-05414                                         4,328,914          4,054,808
            Metropolitan Life Insurance
              Company #GAC-13211                                                   2,807,274          2,619,703
            New York Life Insurance Company
              #GA30139                                                             3,628,561
            Massachusetts Mutual Life
              Insurance Company GAC#6260                                                              2,013,500
            Continental Assurance Company
              #GP12674                                                             2,236,116          2,444,420
            Executive Life Insurance Company
              #CG01321A3A                                                          2,402,412          2,402,412
            John Hancock Mutual Life Insurance
              Company #GAC7299                                                     2,033,933          1,922,069
                                                                                  ----------         ----------
                   Total Fixed Income Fund                                       $20,205,695        $18,073,338
                                                                                  ==========         ==========

          INDEX EQUITY FUND - Vanguard Index Trust                               $ 5,538,452        $ 3,438,364
                                                                                  ==========         ==========

          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock                                       $17,102,717        $17,522,719
                                                                                  ==========         ==========


4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Pursuant to a written agreement between the Company and the Plan
     Trustees, the Company loaned $2,402,412 in January 1993 to the Trust for the balance invested with Executive Life (see Note 3). Under the provisions of ERISA, the Company is a "party-in-interest". The Plan's counsel has determined that this loan transaction between the Trust and the Company does fall within the scope of Prohibited Transactions Class
     Exemption 80-26. In addition, the Company has entered into a closing agreement with the Internal Revenue Service pursuant to Revenue Procedure
     92-16. This agreement states that, subject to certain conditions, which the plan administrator indicates have been met, the loan transaction will not cause the Plan to fail to meet the qualification requirements of the Code and will not result in the imposition of excise taxes under Code
     Sections 4980 and 4972. This agreement also indicates that should there be a shortfall in amounts ultimately recovered, the Company may treat such shortfall as a tax deductible contribution.



THE PEP BOYS SAVINGS PLAN
- ---------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------
                                                                                                               CURRENT
                  IDENTITY                                          DESCRIPTION                COST             VALUE
- ----------------------------------------------------------------------------------------------------------------------------





Principal Mutual Life Insurance Company                          5.82%     06/30/98        $2,768,485      $ 2,768,485

Provident Life and Accident Insurance Company                    6.76%     12/31/97         4,328,914        4,328,914

Metropolitan Life Insurance Company                              7.16%     06/30/97         2,807,274        2,807,274

New York Life Insurance Company                                  8.10%     12/31/99         3,628,561        3,628,561

Continental Assurance Company                                    8.20%     06/30/96         2,236,116        2,236,116

Executive Life Insurance Company                                 5.34%     09/03/98         2,402,412        2,402,412

John Hancock Mutual Life Insurance Company                       5.82%     12/31/98         2,033,933        2,033,933

Vanguard Index Trust                                               N/A          N/A         4,262,587        5,538,452

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock                                   N/A          N/A        20,384,792       17,102,717

BALANCED FUND - State Street's Seven Seas
  S&P 500 Index Fund and Intermediate Bond Fund                    N/A          N/A           810,236          926,576

LOANS TO PARTICIPANTS                                      7.00%-8.75%          N/A         3,325,700        3,325,700
                                                                                       --------------   --------------

                                                                                          $48,989,010      $47,099,140

                                                                                                =====            =====

<PAGE13>
THE PEP BOYS SAVINGS PLAN
- -------------------------


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- ----------------------------------------------



Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1995:

                                                                   Purchase
    Identity of Party                Description                    Price
    -----------------                -----------                   --------

The Pep Boys - Manny, Moe & Jack
   Common Stock                      N/A       N/A                  $2,703,395

New York Life Insurance Company    8.10%   12/31/99 50%             $3,489,379
                                           06/30/00 Rem.






Individual transactions in 1995 involving the same security exceeding 5% of net assets at January 1, 1995:



                                                                   Purchase
    Identity of Party                Description                    Price
    -----------------                -----------                   --------

The Pep Boys - Manny, Moe & Jack
   Common Stock                      N/A       N/A               $2,703,395

SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: May 22, 1996                     BY:  /s/Bernard K. McElroy
            ----------------------               ----------------------------
                                                      Bernard K. McElroy
                                                 Member of the Administrative
                                                          Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          24.1                Consent of Deloitte & Touche LLP           16